EXHIBIT 12

Pinnacle Entertainment, Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Earnings:
Pre-tax income (loss) from continuing operations before losses from equity method investments	$31,775	$22,307	$(96,254)	$49,592	$56,758
Add: Fixed charges	110,805	119,425	178,723	261,623	250,313
Less: Capitalized interest	(10,303)	(20,310)	(3,282)	(2,854)	—

Total earnings	$132,277	$121,422	$79,187	$308,361	$307,071

Fixed charges:
Interest expense, net of capitalized interest and inclusive of amortization of debt issuance costs and debt discount/premium	$95,705	$94,484	$170,218	$253,048	$244,708
Capitalized interest	10,303	20,310	3,282	2,854	—
Estimated interest portion of rent expense	4,797	4,631	5,223	5,721	5,605

Total fixed charges	$110,805	$119,425	$178,723	$261,623	$250,313

Ratio of earnings to fixed charges	1.2x	1.0x	(a )	1.2x	1.2x

(a)	Due principally to large non-cash charges deducted to compute earnings, earnings were less than fixed charges by $99.5 million for the year ended December 31, 2013.